Exhibit 99.1

BiondVax Announces Exercise in Full of Underwriter’s Over-Allotment Option in Follow-on Offering

Total Gross Proceeds of Underwritten Offering Approximately $13.8 million

Jerusalem, Israel – February 10, 2021 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biopharmaceutical company focused on developing, manufacturing and ultimately commercializing products for the prevention and treatment of infectious diseases and related illnesses, today announced that the underwriter of its recent follow-on underwritten offering fully exercised its over-allotment option to purchase 365,217 of BiondVax’s American Depositary Shares (“ADS”). The option was granted in connection with the follow-on offering of 2,434,783 ADSs at a public offering price of $4.95 per ADS which closed on February 2, 2020.

The exercise of the over-allotment option brings the total gross proceeds of the offering to approximately $13.8 million.

Aegis Capital Corp. acted as sole bookrunning manager for the offering.

The ADSs described above were offered by the Company pursuant to a registration statement that was previously filed with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on August 10, 2020. A prospectus supplement and accompanying base prospectus relating to and describing the final terms of the offering are available on the SEC’s website located at www.sec.gov or from Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th Floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About BiondVax

BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV) is a biopharmaceutical company focused on developing, manufacturing and ultimately commercializing products for the prevention and treatment of infectious diseases and related illnesses. The Company had been developing M-001, a novel influenza vaccine candidate that was designed to provide multi-strain and multi-season protection against current and future seasonal and pandemic influenza. In seven Phase 1/2 and Phase 2 clinical trials designed to test for immunogenicity, the Company was able to demonstrate M-001 was effective in stimulating an immune response to a broad range of influenza virus strains. In October 2020, the Company completed a Phase 3 clinical trial of M-001 which failed to meet the trial’s primary and secondary efficacy endpoints. The Company is now pursuing opportunities in the infectious disease space, including exploring several alternatives for development of a pipeline of assets.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements, including statements regarding future business strategies that BiondVax may explore. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; the risk that BiondVax may not execute a strategic alternative to M-001 and, if executed, may not be successful; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all;  timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our prospectus supplement, which is available on the SEC’s website, www.sec.gov. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

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